ING USA Annuity and Life Insurance Company
Separate Account B

ING Rollover Choice^{SM} Variable Annuity

Supplement dated August 3, 2006 to the Contract Prospectus and Statement of Additional Information each dated April 28, 2006

The information in this Supplement updates and amends certain information contained in the Contract Prospectus and Statement of Additional Information (SAI), as amended. You should read this Supplement along with the current Contract Prospectus and SAI.

1. The second paragraph in the "Purchase and Availability of the Contract" section on page 15 of the Contract Prospectus is deleted in its entirety and replaced with the following:

> There are three option packages available under the contract. You select an option package at time of application. Each option package is unique. The maximum age at which you may purchase the contract is age 80. For Option Package I, we may allow you to purchase the contract up to age 85, provided you are purchasing the contract as an internal transfer where you will receive credit for the surrender charge period accrued under the prior contract, or where there will be no surrender charge under this contract because your prior contract has no surrender charge. We reserve the right to modify these issue age limitations in a nondiscriminatory manner. See "Surrender Charge."

2. The second paragraph in the "Determination of the Maximum Annual Withdrawal" section on page 25 of the Contract Prospectus is deleted in its entirety and replaced with the following:

> If the rider is in the Growth Phase, and the income phase commencement date is reached, the rider will enter the Withdrawal Phase and the income phase will begin. In lieu of the income phase payment options available under the contract, you may elect a life-only income phase payment option under which we will pay the greater of the income phase payout under the contract and annual payments equal to the Maximum Annual Withdrawal.

3. Items 6 and 7 under the "Required Minimum Distributions" section on page 26 of the Contract Prospectus is deleted in its entirety and replaced with the following:

> 6) The Additional Withdrawal Amount is reset to zero at the end of each calendar year, and remains at zero until it is reset in January of the following calendar year, even if, pursuant to the Tax Code, the contract owner may take a Required Minimum Distribution for that calendar year after the end of the calendar year.

> 7) If the contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be set equal to the excess, if any, of the Required Minimum Distribution for that year over the Maximum Annual Withdrawal on the date the Maximum Annual Withdrawal is established.

4. The "Effect of ING LifePay Rider on Death Benefit" section on page 29 of the Contract Prospectus is deleted in its entirety and replaced with the following:

> **Effect of ING LifePay Rider on Death Benefit.** If you die before Lifetime Automatic Periodic Benefit Status begins under the ING LifePay rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the contract, the death benefit is not payable until the spouse's death. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses.** See "ING LifePay Minimum Guaranteed Withdrawal Benefit Rider – Death of Owner or Annuitant for further information."

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the ING LifePay rider to the annuitant. While in Lifetime Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

5. The following is added as the last paragraph of the "Death Benefit Choices" section on page 40 of the Contract Prospectus:

> **Effect of ING LifePay Rider on Death Benefit.** Please see "ING LifePay Minimum Guaranteed Withdrawal Benefit Rider – Death of Owner or Annuitant" and "ING LifePay Minimum Guaranteed Withdrawal Benefit Rider – Effect of ING LifePay Rider on Death Benefit" for information about the effect of the ING LifePay rider on the death benefit under your contract and a description of the impact of the owner's or annuitant's death on the ING LifePay rider.

6. For contracts issued on or after August 21, 2006, the ING VP Intermediate Bond Portfolio is not designated as a Special Fund for purposes of calculating any death benefit under the contract.

7. Effective August 7, 2006, ING MFS Capital Opportunities Portfolio (Service Class) will change its name to ING Thornburg Value Portfolio. Accordingly, effective August 7, 2006, all references to ING MFS Capital Opportunities Portfolio in the Contract Prospectus and SAI are replaced with ING Thornburg Value Portfolio.

8. Effective August 7, 2006, the information for ING MFS Capital Opportunities Portfolio appearing in the Contract Prospectus under Appendix B – The Investment Portfolios is deleted and replaced with the following:

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. -- ING Thornburg Value Portfolio (formerly ING MFS Capital Opportunities Portfolio)	ING Life Insurance and Annuity Company **Subadviser:** Thornburg Investment Management	Seeks capital appreciation.